

June 16, 2011

<u>Via E-mail</u>
Mr. Fernando Londe
President
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

> **Re: Digagogo Ventures Corp.**
> **Form 8-K/A**
> **Filed June 9, 2011**
> **File No. 333-166494**

Dear Mr. Londe:

We have reviewed your response dated June 9, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one from our letter dated May 9, 2011. We note that as of the date of this Form 8-K filing, you did not have the base technology necessary to develop any of your products, you had not finalized any limited liability licenses with respect to your sales and distribution network and you had not finalized any of the terms for the arrangements by which you will earn revenue. Please provide additional analysis of how your existing operations support your conclusion that you are no longer a shell company.

<u>Our Products, page 3</u>

2. We note your response to comment 19 from our letter dated May 9, 2011. We note that you have not yet obtained the base technology for any of your products.

Therefore, please explain the basis for management's belief that you will be able to develop products with all of the functions detailed in this section.

3. We note your response to comment four from our letter dated May 9, 2011. Please clarify who will develop and customize your products once you obtain the base technologies. We note that you intend to apply for trademark protection of DogoNet, DogoPay and DogoSearch within the next few months. Please also disclose whether you intend to apply for any patent or other intellectual property protection for the programs themselves.

The Household Portal, page 3

4. We note your response to comment nine from our letter dated May 9, 2011. Please revise your disclosure to clarify who will pay the cash commission to your members.

5. We note your statement on page four that the hierarchical structure will be different for each product and service that is purchased or sold through the network. Disclose who will determine the hierarchical structure for each product and service, including the nature and amount of commissions or other awards that will be earned by members with respect to the products and services.

Structured Licensing Program, page 6

6. We note your response to comment five from our letter dated May 9, 2011 and your statement that your licensees will have the option to sell back their rights to you at an "appreciated value" after one year. You also note that these licenses will have a ten year term. Please clarify why a licensee would choose to sell the license back to you prior to the expiration of its term and expand your disclosure to clarify how this would create "huge revenue potential" for you if you will be required to pay an appreciated value to buy back the license.

7. We note your response to comments 15 and 28 from our letter dated May 9, 2011. We also note your disclosure that the structure for the fees to be charged on sales made by licensees has not been finalized. Please explain whether you intend to finalize these terms before you complete the sales of your licenses that you are currently negotiating. In addition, clarify how you will be able finalize these licenses prior to the development of your products.

Subscription Fees, page 7

8. Your disclosure indicates that you will need a "critical mass" of members before you will begin charging subscription fees. Please revise your disclosure to quantify this term.

Security, page 13

9. We note your response to comment seven from our letter dated May 9, 2011. Please clarify whether you have already developed your cloud-based security technology. Please indicate the nature of any proprietary rights you have in this technology and indicate the basis for your belief that it is "superior."

Liquidity and Capital Resources, page 23

10. We note your response to comment 27 from our letter dated May 9, 2011. Please tell us whether the anticipated expenses disclosed on page 23 include the acquisition of base technology for each of your products.

Identification of Significant Employees, page 27

11. We note your response to comment 30 from our letter dated May 9, 2011. Please disclose whether, once the company earns revenues, Mr. Londe will be reimbursed for the salary he would have otherwise earned prior to such date.

    Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

                                           Sincerely,

                                           /s/ Celeste M. Murphy for

                                           Larry Spirgel
                                           Assistant Director